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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-72669

PROSPECTUS
                                      LOGO

                              AT HOME CORPORATION
                   1,838,000 SHARES OF SERIES A COMMON STOCK

                           -------------------------

At Home's Series A common stock currently trades on the Nasdaq National Market. Last reported sale price on July 21, 1999: $47.00 per share.
Trading Symbol: ATHM

                           -------------------------

                                  THE OFFERING

Under this prospectus, the selling stockholders named on pages 14 and 15 of this prospectus are offering and selling shares of our Series A common stock that they acquired as a result of our acquisition of Narrative Communications Corp.

                           -------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is July 22, 1999
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                               TABLE OF CONTENTS
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
Prospectus Summary...............    3       Plan of Distribution.............   24
Risk Factors.....................    4       Legal Matters....................   27
Use of Proceeds..................   13       Experts..........................   27
Dividend Policy..................   13       Forward-Looking Statements.......   27
Selling Stockholders.............   14       Where You Can Find More
                                             Information......................   27

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                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully. Unless the context otherwise requires, the terms we, our, us and Excite@Home refer to At Home Corporation, a Delaware corporation. Each of the share figures in the prospectus, including those dated prior to June 16, 1999, have been adjusted to reflect the two-for-one split of our common stock on June 16, 1999.

                                  EXCITE@HOME

     We are the leading provider of broadband Internet services, content and advertising over the cable television infrastructure. Our primary offering, the @Home service, allows residential subscribers to connect their personal computers through cable television wiring infrastructures to our high-speed Internet backbone network. For businesses, our @Work services provide a platform for Internet, intranet and extranet connectivity solutions and networked business applications over both cable infrastructures and digital telecommunications lines.

     Our Excite subsidiary operates two Internet portal sites, www.excite.com and www.webcrawler.com, which are currently accessible on the World Wide Web. Our @Media group has established the @Home launch screen as the leading broadband Internet portal, providing a gateway to compelling multimedia and electronic commerce offerings on the Internet.

     Excite's MatchLogic division and our Enliven business unit provide us with the capabilities to offer advertisers a unified way to target, measure and report advertising on all devices on which the @Home service is offered.

     Our principal executive offices are located at 425 Broadway Street, Redwood, California 94063. The primary telephone number for our principal executive offices is (650) 569-5000.

                                  THE OFFERING

     All of the shares offered under this prospectus were originally issued by us to former Narrative stockholders in connection with our acquisition of Narrative. The shares offered under this prospectus represent less than 1% of our outstanding shares of Series A common stock as of June 15, 1999. These shares are being offered on a continuous basis under Rule 415 of the Securities Act of 1933 during the period commencing on the effective date of the registration statement of which this prospectus is a part and ending on December 30, 1999, or as specified in our rights agreement dated December 30, 1998 with the Narrative stockholders.

Series A common stock that may be
  offered by selling stockholders......  1,838,000 shares
Series A common stock to be outstanding
  after this offering..................  331,178,234 shares*
Series B common stock to be outstanding
  after this offering..................  30,800,000 shares*
Series K common stock to be outstanding
  after this offering..................  5,219,414 shares*
Use of proceeds........................  We will not receive any proceeds.
Nasdaq National Market symbol..........  ATHM

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* Based on the number of shares outstanding as of June 15, 1999.
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                                  RISK FACTORS

     An investment in our Series A common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our Series A common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our Series A common stock could decline due to any of these risks, and you may lose all or part of your investment.

     RISKS RELATED TO OUR BUSINESS

WE HAVE INCURRED AND EXPECT TO INCUR SUBSTANTIAL LOSSES

     We were incorporated in March 1995, commenced operations in August 1995, and have incurred net losses from operations in each fiscal period since our inception. As of March 31, 1999, we had an accumulated deficit of $245.3 million. In addition, we currently intend to increase capital expenditures and operating expenses in order to expand our network and to market and provide our services to a growing number of potential subscribers. As a result, we expect to incur additional net losses before cost and amortization of distribution agreements and amortization of goodwill and other intangible assets for at least the next three quarters.

OUR BUSINESS IS UNPROVEN, AND WE MAY NOT ACHIEVE PROFITABILITY

     The profit potential of our business model is unproven. The @Home service was available only in portions of 68 geographic markets as of March 31, 1999 and may not achieve broad consumer or commercial acceptance. Although approximately 2,200 primarily small- and medium-sized business organizations have agreed to utilize @Work services as of March 31, 1999, @Work services may not achieve broad commercial acceptance and the current rate of deployment for @Work services may not be sustained. We have difficulty predicting whether the pricing models for our Internet services will prove to be viable, whether demand for our Internet services will materialize at the prices our cable partners charge for the @Home service or the prices we or our cable partners charge for @Work services, or whether current or future pricing levels will be sustainable. If these pricing levels are not achieved or sustained or if our services do not achieve or sustain broad market acceptance, our business, operating results and financial condition will be significantly harmed. We may never achieve favorable operating results or profitability.

GROWTH OF THE @HOME SERVICE MAY BE INHIBITED BY FACTORS BEYOND OUR CONTROL

     As of March 31, 1999, we had in excess of 460,000 cable modem subscribers, including recently acquired Internet subscribers that are being converted to the @Home service. Our ability to increase the number of subscribers to the @Home service to achieve our business plans and generate future revenues will depend on many factors which are beyond our control. For instance, some of our cable partners have not achieved the subscriber levels that we had originally anticipated. Other factors include:

     - the rate at which our current and future cable partners upgrade their cable infrastructures for two-way data services

     - our ability and the ability of our cable partners to coordinate timely and effective marketing campaigns with the availability of cable infrastructure upgrades

     - the success of our cable partners in marketing and installing the @Home service in their local cable areas

     - the prices that our cable partners set for the @Home service and for its installation

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     - the speed at which our cable partners can complete the installations required to initiate service for new subscribers

     - the commercial availability of self-installable, two-way modems that comply with the recently adopted interface standards known as DOCSIS, and the success of our roll-out of these products with the @Home service

     - the quality of customer and technical support provided by us and our cable partners and

     - the quality of content on the @Home service.

WE NEED TO ADD SUBSCRIBERS AT A RAPID RATE FOR OUR BUSINESS TO SUCCEED, BUT WE MAY NOT ACHIEVE OUR SUBSCRIBER GROWTH GOALS

     Our actual revenues or the rate at which we will add new subscribers may differ from our forecasts. We may not be able to increase our subscriber base enough to meet our internal forecasts or the forecasts of industry analysts or to a level that meets the expectations of investors. The rate at which subscribers have increased in the past does not necessarily indicate the rate at which subscribers may be expected to grow in the future. In particular, while we have forecast that our number of subscribers could grow to over 1.1 million by December 31, 1999 from more than 460,000 subscribers at March 31, 1999, we may not achieve this level of subscriber growth.

OUR SUBSCRIBER GROWTH DEPENDS ON THE ACTIONS OF OUR CABLE PARTNERS, AND IS LIMITED BY PRICE AND INSTALLATION CONSTRAINTS

     We believe subscriber growth has been constrained, and will continue to be constrained, by the cost and time required to install the @Home service for each residential consumer. In addition, our growth has been constrained by the rate at which our cable partners have upgraded their systems, and most of our cable partners are not obligated to upgrade their cable infrastructures or market the @Home service. Moreover, the @Home service is currently priced at a premium to many other online services, and large numbers of subscribers may not be willing to pay a premium for the @Home service.

IF WE CANNOT MAINTAIN THE SCALABILITY, SPEED AND SECURITY OF OUR NETWORK, CUSTOMERS WILL NOT ACCEPT OUR SERVICES

     Due to the limited deployment of our services, the ability of our network to connect and manage a substantial number of online subscribers at high transmission speeds is unknown. Therefore, we face risks related to our network's ability to be scaled up to its expected subscriber levels while maintaining superior performance. Our network may be unable to achieve or maintain a high speed of data transmission, especially as our subscribers increase. In recent periods, the performance of our network has experienced some deterioration in some markets as a result of subscriber abuse of the @Home service. While we seek to eliminate this abuse by limiting users' upstream bandwidth, our failure to achieve or maintain high-speed data transmission would significantly reduce consumer demand for our services. In addition, while we have taken steps to prevent users from sharing files via the @Home service and to protect against bulk unsolicited e-mail, public concerns about security, privacy and reliability of the cable network, or actual problems with the security, privacy or reliability of our network, may inhibit the acceptance of our Internet services.

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IF NEW TWO-WAY CABLE MODEMS ARE NOT DEPLOYED TIMELY AND SUCCESSFULLY, WE MAY NOT
BE ABLE TO GROW OUR SUBSCRIBER BASE AS QUICKLY

     Each of our subscribers currently must obtain a cable modem from a cable partner to access the @Home service. The North American cable industry has recently adopted interface standards known as DOCSIS for hardware and software to support the delivery of data services over the cable infrastructure utilizing compatible cable modems. Some of our cable partners have chosen to delay some deployments of the @Home service until the widespread commercial availability of DOCSIS-compliant cable modems. Our subscriber growth could be constrained and our business could be significantly harmed if our cable partners choose to slow the deployment of the @Home service further. Cable modems that are DOCSIS-compliant are not expected to be available in significant quantities until at least the second quarter of 1999. If our cable partners are not able to obtain a sufficient quantity of DOCSIS-compliant modems, our growth will be limited.

WE COULD LOSE SUBSCRIBERS, DISTRIBUTION RELATIONSHIPS AND REVENUES TO OUR COMPETITORS

     The markets for consumer and business Internet services and online content are extremely competitive, and we expect that competition will intensify in the future. Our most direct competitors in these markets include the following:

     - Providers of cable-based Internet services. For example, Time Warner Inc. and Media One Group have deployed high-speed Internet access services over their local cable networks through their own cable-based Internet service, Road Runner. We currently compete with Road Runner to establish distribution arrangements with cable system operators, but we may compete for subscribers in the future if and when our cable partners cease to be subject to their exclusivity obligations.

     - Telecommunications providers. We compete with national long-distance and local exchange carriers that offer high-speed, Internet access services such as integrated services digital network and asymmetric digital subscriber line. If the advanced services offered by these companies are deregulated, this would further enhance the ability of these companies to compete against our services.

     - Internet and online service providers. We compete with Internet service providers that provide basic Internet access services and with online service providers such as America Online.

     - Internet content aggregators. We compete with content aggregators and Internet portals that seek to capture audience flow by providing ease-of-use and offering content that appeals to a broad audience, including America Online, Yahoo! Inc. and Lycos, Inc.

Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than we do. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote more resources to developing Internet services or online content than we could. We may not be able to compete successfully against current or future competitors, and competitive pressures could significantly harm our subscriber base, our ability to renew and enter into new distribution agreements and our revenues.

OUR DEPENDENCE ON OUR NETWORK EXPOSES US TO A SIGNIFICANT RISK OF SYSTEM FAILURE

     Our operations are dependent upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, telecommunications
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failures and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or at a number of our regional data centers could cause interruptions in our services. Additionally, failure of our cable partners or companies from which we obtain data transport services to provide the data communications capacity that we require, for example as a result of natural disaster, or operational disruption, could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could harm our business.

YEAR 2000 ISSUES COULD AFFECT THE PERFORMANCE OF OUR SYSTEMS

     If our internal and network information systems do not correctly recognize and process date information beyond the year 1999, we may not be able to conduct operations. We may also experience supplier-related Year 2000 problems. To address these Year 2000 issues, we and TCI, our majority stockholder, have initiated a comprehensive program to address Year 2000 readiness in our systems and with our customers' and suppliers' systems. Although we currently expect that the Year 2000 issue will not pose significant operational problems, delays in the implementation of new information systems or failure to fully identify all Year 2000 dependencies in our existing systems and in the systems of our suppliers could harm our business. Therefore, we are developing, but do not yet have, contingency plans for continuing operations in the event these problems arise.

OUR LIMITED EXPERIENCE WITH INTERNATIONAL EXPANSION MAY PREVENT US FROM GROWING OUR BUSINESS OUTSIDE THE UNITED STATES

     A key component of our strategy is expansion into international markets. To date, we have developed distribution relationships only with United States, Canadian and Dutch cable system operators. We have extremely limited experience in developing localized versions of our products and services and in developing relationships with international cable system operators. We may not be successful in expanding our product and service offerings into foreign markets. In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand our international presence, we face specific risks related to providing Internet services in foreign jurisdictions, including:

     - regulatory requirements, including the regulation of Internet access

     - legal uncertainty regarding liability for information retrieved and replicated in foreign jurisdictions and

     - potential inability to use European customer information due to new European governmental regulations.

OUR BUSINESS MAY BE IMPACTED BY CABLE UNBUNDLING PROPOSALS AND OTHER GOVERNMENT REGULATION

     Currently, our services are not directly subject to regulations of the Federal Communication Commission or any other federal, state or local communications regulatory agency. However, changes in the regulatory environment relating to the Internet, cable or telecommunications markets which could require regulatory compliance by us or which could impact our exclusivity arrangements, subscribers and revenues could develop, including:

     - Federal regulation. Regulatory changes that affect telecommunications costs, limit usage of subscriber-related information or increase competition from telecommunications companies could affect our pricing or ability to market our services successfully. For example, regulation of cable television rates may affect the speed at which our cable partners upgrade their cable systems to carry our services.

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     - Regulation by local franchise authorities. Many of our United States cable partners' local cable affiliates have elected to classify the provision of the @Home service as additional cable services under their local franchise agreements, and to pay franchise fees under those agreements. Local franchise authorities may attempt to subject cable systems to higher or different franchise fees, taxes or requirements in connection with their distribution of the @Home service. There are thousands of franchise authorities, and it would be difficult or impossible for us or our cable partners to operate under a unified set of franchise requirements.

     - Third-party access. The FCC or local agencies could require our cable partners to grant our competitors access to their cable systems. America Online, MindSpring Enterprises, Inc., Consumers Union and other parties have requested the FCC to require cable operators to provide Internet and online service providers with unbundled access to their cable systems. If we or our cable partners are classified as common carriers of Internet services, or if the FCC otherwise requires third-party access to their cable infrastructures, Internet and online service providers could provide services over our cable partners' systems that compete with our services. Our cable partners could also be subject to tariffs for the amounts they could charge for our services.

      In local government proceedings, Portland and Multnomah County, Oregon have imposed third-party access requirements on TCI as a condition of its merger with AT&T, and other municipalities such as Los Angeles are considering imposing similar requirements. In June 1999, a U.S. District Court upheld the third-party access requirement imposed on TCI by Portland and Multnomah County. This decision has been appealed to the U.S. Court of Appeals for the Ninth Circuit.

WE COULD FACE LIABILITY FOR DEFAMATORY OR INDECENT CONTENT

     Claims could be made against Internet and online service providers under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose this liability are currently pending. In addition, legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of indecent content. The imposition upon Internet and online service providers of potential liability for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to this liability. This may require that we expend substantial resources or discontinue service or product offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Furthermore, some foreign governments, such as Germany, have enacted laws and regulations governing content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could significantly harm our business.

     RISKS RELATED TO OUR RELATIONSHIPS WITH OUR CABLE PARTNERS

     Our agreements with our cable partners are complex. For a summary of some of the key aspects of these agreements, you should refer to our annual report on Form 10-K.

WE DEPEND ON OUR CABLE PARTNERS TO UPGRADE TO THE TWO-WAY CABLE INFRASTRUCTURE NECESSARY TO SUPPORT THE @HOME SERVICE; THE AVAILABILITY AND TIMING OF THESE UPGRADES ARE UNCERTAIN

     Transmission of the @Home service and cable-based @Work services depends on the availability of high-speed two-way hybrid fiber coaxial cable infrastructure. However, only a

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portion of existing cable plant in the United States and in some international markets has been upgraded to two-way hybrid fiber coaxial cable, and even less is capable of high-speed two-way transmission. As of March 31, 1999, approximately 25% of our North American cable partners' cable infrastructure is capable of delivering the @Home service. Our cable partners have announced and begun to implement major infrastructure investments in order to deploy two-way hybrid fiber coaxial cable. However, these investments have placed a significant strain on the financial, managerial, operating and other resources of our cable partners, most of which are already highly leveraged. Therefore, these infrastructure investments have been, and we expect will continue to be, subject to change, delay or cancellation. Although our commercial success depends on the successful and timely completion of these infrastructure upgrades, most of our cable partners are under no obligation to upgrade systems or to introduce, market or promote our services. The failure of our cable partners to complete these upgrades in a timely and satisfactory manner, or at all, would prevent us from delivering high-performance Internet services and would significantly harm our business.

OUR CABLE PARTNERS ARE NOT GENERALLY OBLIGATED TO CARRY OUR SERVICES, AND THE EXCLUSIVITY OBLIGATIONS THAT PREVENT THEM FROM CARRYING COMPETING SERVICES MAY BE TERMINATED

     Our cable partners are subject to exclusivity obligations that prohibit them from obtaining high-speed, greater than 128 kilobits per second, residential consumer Internet services from any source other than us. However, most of our cable partners are under no affirmative obligation to carry any of our services. Also, the exclusivity obligations of our principal cable partners, TCI, Comcast, Cox and Cablevision, expire on June 4, 2002, and may be terminated sooner under some circumstances, including:

     - Our principal cable partners may terminate all their exclusivity obligations upon a change in law that materially impairs some of their rights.

     - Comcast or Cox may terminate all exclusivity obligations of our principal cable partners at any time if there is a change of control of TCI that results within twelve months in the incumbent TCI directors no longer constituting a majority of TCI's board. AT&T, TCI, Comcast and Cox have agreed, however, that AT&T's acquisition of TCI did not constitute a change of control under the terms of the original agreement.

     - Cox or Comcast may terminate the exclusivity provisions of our principal cable partners if AT&T and its affiliates do not meet @Home subscriber penetration levels. On June 4, 1999, Cox had this right, but Cox waived this right for 1999.

     - Comcast may terminate its own exclusivity obligations if it allows us to repurchase a portion of Comcast's equity interest in us. Comcast has informed us that it has entered into an agreement with Microsoft Corporation under which Microsoft can require Comcast to terminate its exclusivity obligations.

     In consideration for Cox's agreement to waive its right to terminate exclusivity as of June 4, 1999, our board approved changes to our corporate governance on April 16, 1999. Our stockholders approved these changes on May 28, 1999. These goverance changes generally require board action to be approved by a majority of our board, including the board representatives of AT&T and either Cox or Comcast. In addition, as further consideration for Cox's waiver, AT&T agreed to increase its subscriber acquisition goals for the next twelve months above its current goal for that period.

     If the exclusivity obligations of our cable partners are terminated, this could significantly harm our business and cause an immediate drop in our stock price.

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WE ARE CONTROLLED BY TCI AND AT&T

     TCI controls approximately 58% of our voting power. AT&T owns TCI and therefore controls us. Currently, four of our eleven directors are directors, officers or employees of TCI, AT&T or its affiliates. TCI currently owns all outstanding shares of our Series B common stock, 30,800,000 shares, each of which carries ten votes per share. This Series B common stock ownership gives TCI the right to elect five Series B directors, one of which is designated by Comcast and one of which is designated by Cox. So as long as TCI owns at least 15,400,000 shares of our Series B common stock and holds a majority of our voting power, our board may take action only if approved by the board and by at least 75%, or four of the five, of our Series B directors. As a result, corporate actions generally require the approval of TCI's three Series B directors and one, or in some cases both, of the directors designated by Comcast and Cox. Therefore, Comcast and Cox, acting together, may veto any board action. Notwithstanding these provisions, all of our directors owe fiduciary duties to our stockholders.

WE DEPEND ON TCG FOR LOCAL TELECOMMUNICATIONS SERVICES FOR OUR @WORK SERVICES

     We depend on TCG, which is owned by AT&T, to provide local telecommunications services and co-location within TCG's facilities on favorable economic terms. This relationship enables us to provide @Work services to an entire metropolitan area in which TCG has facilities. If we were required to obtain comparable telecommunications services from local exchange carriers, we would effectively be limited to providing @Work services to commercial customers within a ten-mile radius of one of our points of presence. As a result, we would be required to build multiple points of presence to service an entire metropolitan area, which would substantially increase our capital costs to enter new markets and which could make market entry uneconomical. If we were required to pay standard local exchange carrier rates, the ongoing operating costs for our @Work services would be substantially higher. The loss of our strategic relationship with TCG would significantly harm our ability to deploy our @Work services. In addition, TCG has acquired a provider of Internet-related services to businesses and corporate customers and will compete directly with the @Work Internet service. To the extent TCG acquires or enters into strategic relationships with other Internet service providers, TCG may reduce its support of the @Work services. Although there are alternative suppliers for TCG's services, it could take a significant period of time for us to establish similar relationships, and equivalent terms might not be available.

WE MAY FACE ADDITIONAL COMPETITION FROM AT&T

     AT&T operates businesses that could compete with our services, notwithstanding any exclusivity obligations that may apply to it due to its ownership of TCI:

     - AT&T operates a consumer Internet service known as AT&T WorldNet. Although AT&T WorldNet is currently a telephone dial-up service that does not utilize broadband technologies, AT&T may be able to use non-cable-based data transport mechanisms to offer high-speed residential Internet services that compete with the @Home service.

     - AT&T owns TCG, which operates an Internet service for business customers that competes with the @Work service. The @Work business depends to a significant extent on our agreement with TCG for local access telecommunications services. If TCG ceases to cooperate with us, our @Work business would be harmed. Because the @Work business is not subject to the cable partners' exclusivity obligations, AT&T or TCG are not limited in their ability to compete with the @Work business.

     - AT&T and Time Warner have announced the formation of a significant strategic relationship that will include a joint venture to offer AT&T-branded cable telephony service to
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       residential and small business customers over Time Warner's existing cable television systems in 33 states. The relationship between AT&T and Time Warner could ultimately extend to other broadband services, including cable Internet services, that compete with the @Home service.

     AT&T may take actions that benefit TCG, WorldNet or other services of AT&T or other parties to our detriment.

WARRANTS ISSUED TO OUR CABLE PARTNERS MAY RESULT IN ADDITIONAL DILUTION TO OUR STOCKHOLDERS

     We have entered into agreements with Cablevision Systems Corporation, Rogers, Shaw and other cable partners under warrants to purchase a total of 46,213,444 shares of our Series A common stock were outstanding as of March 31, 1999. Under these agreements, warrants to purchase 20,863,180 shares of our Series A common stock at an average price of $0.38 per share were exercisable as of March 31, 1999. To the extent that these cable partners become eligible to and choose to exercise their warrants, our stockholders would experience substantial dilution. We also may issue additional stock, or warrants to purchase stock, at prices less than fair market value in connection with efforts to expand distribution of the @Home service.

     RISKS ASSOCIATED WITH OUR ACQUISITION OF EXCITE AND EXCITE'S BUSINESS

WE FACE SEVERAL TRANSITORY RISKS ASSOCIATED WITH OUR ACQUISITION OF EXCITE

     On May 28, 199, we acquired Excite, Inc. Although this transaction is complete, the following risks associated with this acquisition remain:

     - Our pro forma accounting for the merger may change pending a final analysis of the fair values of the assets acquired and liabilities assumed. The impact of these changes could be material to our future operating results.

     - We may encounter substantial difficulties, costs and delays associated with integrating the operations of our companies. This process may disrupt our business if not completed in a timely and efficient manner.

     - The present and potential relationships of us and Excite with sponsors, content providers, advertisers, users and subscribers may be harmed by the proposed merger.

     - We and Excite may lose the right to use intellectual property or other contractual rights if we or Excite cannot obtain third party consent, waiver or approval of the proposed merger where required under existing agreements.

     - The merger may result in conflicts associated with exclusive rights that both we and Excite have granted to third parties with regard to content, sponsorship or other strategic relationships, and failure to resolve these conflicts could harm our business.

EXCITE HAS NOT BEEN AND MAY NEVER BE PROFITABLE

     Excite has incurred significant operating expenses since it was formed. As of December 31, 1998, Excite had an accumulated deficit of $135.6 million. Although Excite has had significant revenue growth in recent periods, it may not be able to sustain this growth in future periods. Excite may never achieve profitability.

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EXCITE COULD LOSE USERS, ADVERTISERS AND REVENUES TO ITS COMPETITORS

     Excite competes with a number of companies both for users and advertisers, and therefore for revenues. We expect this competition will intensify, particularly because there are few barriers to entry in Excite's market. Excite's competitors include:

     - Web portal companies such as Infoseek's Go Network, Lycos, Netscape's Netcenter and Yahoo!

     - online service providers such as America Online and Microsoft's MSN service

     - large media companies such as CBS, NBC, Time-Warner and USA Networks, Inc., who have announced initiatives to develop Web services or partner with Web companies and

     - providers of Web-based advertising solutions, including AdForce, advertising management software, including NetGravity, Inc., advertising supported content and traditional advertising media.

EXCITE DEPENDS ON SPONSORSHIP AGREEMENTS FOR REVENUES

     Excite derived approximately 25% of its 1998 advertising revenues from third parties to provide sponsored services and placements on Excite's Web sites. These sponsorships typically last for a longer period of time than traditional banner advertisement purchases. If these sponsorship arrangements do not meet the advertisers' expectations as to new customers or increased sales or brand awareness, the sponsors may not renew their arrangements with Excite. It may also be difficult for Excite to obtain additional sponsors if potential new sponsors compete with existing sponsors. If Excite does not renew its existing sponsorships or obtain new sponsors, its business would be harmed.

EXCITE DEPENDS ON SEVERAL THIRD PARTY RELATIONSHIPS FOR USERS, ADVERTISERS AND REVENUES

     Excite depends on a number of third party relationships to provide users and content for its services, including agreements for links to Excite's services to be placed on high-traffic Web sites and agreements for third parties to provide content, games and e-mail for Excite's Web sites. If these relationships terminate and Excite is not able to replace them, it could lose users or advertisers, and this could harm our revenues.

PRIVACY CONCERNS REGARDING THE USAGE OF DEMOGRAPHIC INFORMATION COULD PREVENT US AND EXCITE FROM BENEFITING FROM SELLING TARGETED ADVERTISING

     Due to privacy concerns regarding the usage of demographic information in online advertising, some commentators and governmental bodies have suggested limitations on technology that we and Excite use to deliver targeted advertising and compile demographic information about users. Any reduction or limitation in the use of this technology could result in lower advertising rates.

POTENTIAL LITIGATION WITH RESPECT TO INTELLECTUAL PROPERTY RIGHTS COULD HARM EXCITE'S BUSINESS

     Many parties, including competitors of Excite, are actively developing search, indexing and related Internet technologies. Some of these parties have taken steps to protect these technologies, and we believe that others will follow. Therefore, we believe that disputes regarding the ownership of these technologies are likely to arise in the future. We may not be able to defend any litigation successfully. Even if successful, defending litigation may be costly and may divert management resources.

                                USE OF PROCEEDS

     We will not receive any proceeds from sales of Series A common stock by the selling stockholders under this prospectus.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our stock. We anticipate that we will continue to retain any earnings for use in the operation of our business and we do not currently intend to pay dividends.

                              SELLING STOCKHOLDERS

     The following table presents information with respect to the selling stockholders and the shares of our Series A common stock that they may offer under this prospectus. Each of the selling stockholders named below was formerly a stockholder or warrant holder of Narrative who acquired their shares as a result of our acquisition of Narrative. To our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

     The term selling stockholders includes permitted transferees, such as assignees by will or testimony. Furthermore, Greylock Equity Limited Partnership, the Accel entities named below and the Carlyle Entities named below are venture capital funds which may distribute their shares to their limited partners. These limited partners may offer and sell shares under this prospectus as long as the terms and conditions included in their rights agreement with us are satisfied.

     The share information provided in the table below is based on information provided to us by each of the selling stockholders as of February 12, 1999. Each of the selling stockholders is currently the beneficial owner of less than 1% of our outstanding Series A common stock, based on 331,178,234 shares of Series A common stock outstanding as of June 15, 1999. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of this date. Under an escrow agreement, a portion of each selling stockholder's shares is being held in escrow. Although we list these shares as shares that may be offered in the table below, these shares may only be offered and sold under this prospectus if and when these shares are released from escrow and returned to the selling stockholders. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

     The selling stockholders may from time to time offer and sell any or all of the shares under this prospectus. Because the selling stockholders are not obligated to sell shares, and because selling stockholders may also acquire publicly traded shares of our Series A common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering.

                                                    SHARES BENEFICIALLY    SHARES THAT
                                                       OWNED BEFORE          MAY BE
                       NAME                            THE OFFERING          OFFERED
                       ----                         -------------------    -----------
Greylock Equity Limited Partnership(1)............         681,384           605,260
Hilmi Ozguc(2)....................................         427,036           142,540
Scott A. Kliger(2)................................         427,036           142,540
Accel V L.P.(3)(4)................................         253,326           253,326
Carlyle Venture Partners L.P.(5)..................         231,652           231,652
John B. Landry(6).................................         140,394           140,394
Allison Parker(7).................................         111,228           111,228
Accel Internet/Strategic Technology Fund
  L.P.(3)(8)......................................          33,944            33,944
Carlyle U.S. Venture Partners L.P.(5).............          15,722            15,722
Carlyle Venture Coinvestment L.L.C.(5)(13)........          18,638            18,638
Accel Investors '96 L.P.(3)(10)...................          15,086            15,086
Ellmore C. Patterson Partners(3)..................           6,914             6,914
Jamie L. Bertasi(2)...............................           5,516             1,842
Accel Keiretsu V L.P.(3)(11)......................           5,028             5,028
Silicon Valley Bank(12)...........................           3,552             3,552
Grant Schneider(13)(14)...........................           3,308             1,456
Alexandra Trevelyan(13)(14).......................           3,308             2,482

                                                    SHARES BENEFICIALLY    SHARES THAT
                                                       OWNED BEFORE          MAY BE
                       NAME                            THE OFFERING          OFFERED
                       ----                         -------------------    -----------
Patrick W. O'Brien(13)............................           2,896             2,896
John Puopolo(13)..................................           2,234             2,234
Jim Coloprisco(13)................................           1,640             1,640
Joanne Bryce(2)...................................           1,548             1,548
David White(13)...................................           1,434             1,434
Paul Santinelli(13)...............................           1,378             1,378
Nancy Wilson(13)..................................           1,244             1,244
Cathy Fielding(13)(15)............................             910               910
Sarah Groark(13)..................................             692               692
Carma Makarewicz(2)(14)...........................             328               274
Wei-Meng Chee(13).................................             276               276
Lauren Chatham(13)................................             274               274
Mike Kopel(13)....................................             274               274
Mike Trinkala(13).................................             198               198
                                                         =========           =======

---------------
 (1) After the date of this prospectus, Greylock Equity Limited Partnership may distribute its shares of our Series A common stock to:
     - Henry F. McCance
     - McCance Family Limited Partnership
     - Howard E. Cox, Jr.
     - David N. Strohm
     - William W. Helman
     - William S. Kaiser
     - Roger L. Evans
     - Mary H. Murphy
     - Barbara P. Murray
     - Oneonta Properties
     - Sherman Fairchild Foundation, Inc.
     - Alexander Ventures -- 83, which may distribute its shares to the following individuals:
          -- Helen C. Alexander
          -- Emory A. Hamilton
          -- John D. Alexander, Jr.
          -- Caroline R. Alexander
          -- Henrietta A. George
          -- Dorothy A. Matz
          -- Thomas W. Keesee, Jr.
     - Ashbourne Partners III Limited Partnership
     - CLJ Partnership I, which may distribute its shares to the following individuals and entities:
          -- Henry H. Corning
          -- Key Trust Company of Ohio, N.A., Theodore T. Jones and Latham W.
             Murfey, III, Trustees of Trust for the benefit of Alison C. Jones under agreement established by Edith W. Corning dated 7/25/46 as amended

          -- Key Trust Company of Ohio, N.A., Edson Spencer, Jr. and David
             Warshawsky, Trustees of Trust for the benefit of Samuel D. Long under agreement established by Edith W. Corning dated 7/25/46 as amended

          -- Key Trust Company of Ohio, N.A., Edson Spencer, Jr. and David
             Warshawsky Trustees of Trust for the benefit of Maud-Alison Long under agreement established by Edith W. Corning dated 7/25/46 as amended

          -- Key Trust Company of Ohio, N.A., Edson Spencer, Jr. and David
             Warshawsky Trustees of Trust for the benefit of Henry H. Corning under agreement established by Edith W. Corning dated 7/25/46 as amended

     - Dartmouth College
     - Field Venture Partners
     - Gothic Corporation
     - Greylock Founders 1994 L.P., which may distribute its shares to the following individuals and entities:
          --  Poduska Family Limited Partnership TLP
          --  The Northern Trust Company, Trustee of The Daisy Trust
          --  Michael J. Birck
          --  Robert E. Cook
          --  Gabriel Schmergel
          --  John W. Brown Trust
          --  Thomas H. Bruggere
          --  Peter Preuss
          --  Grossman Family Partnership or its nominee Saturn & Co.
          --  William C. O'Neil, Jr.
          --  Curt A. Rawley
          --  William J. Warner
          --  John M. Connolly
          --  Mone Anathan, III
          --  Samuel J. Gerson
          --  Ronald J. Friedsam
          --  David C. Mahoney
          --  Tadeusz Witkowicz
          --  James A. Perakis
          --  Joshua Boger
          --  Malcolm L. Gefter
          --  Dirk I. Gates
          --  Goel Family Partnership
          -- Safi U. Qureshey, Trustee of Safi U. Qureshey Family Trust dated 5/21/84
          --  William M. Gibson
          --  Alexander V. d'Arbeloff
          --  Irwin F. Smith
          --  Donald K. Miller
     - Hill & Co. for Saltonstall & Co., which may distribute its shares to the following individuals and entity:
          --  Robert A. Lawrence
          --  Hill and Company
          --  Neil L. Thompson
     - PH Investments LLC

     - Kingsbury Partners II, which may distribute its shares to the following enties:
          --  Frechette Fund, Inc.
          --  PCW Fund, Inc.
          --  Scaup & Co.
     - Massachusetts Institute of Technology
     - Edward H. Ladd, Trustee under agreement dated 12/15/78 or its nominee, Freya Fanning & Co.
     - M-C Partners I Limited Partnership or its nominees, A. A. Welsh & Co. and Atwell & Co.
    - Fleet National Bank, Trustee of Orchard Trust under agreement dated 5/1/73
     - Phemus Corporation
     - Polk-Lillard Limited Partnership, which may distribute its shares to the following entities:
          -- John Lillard Family LP
          -- Lillard Partners
          -- Louis F. Polk, Jr. Marital Trust
          -- Louis F. Polk, Jr., Trustee of Louis F. Polk, Sr. Rev. Trust dated 1/22/69
          -- Paula P. Lillard, Trustee of Louis F. Polk, Sr. Rev Trust dated 1/22/69
          -- Polk Family Partnership
     - Board of Trustees of Leland Stanford Junior University
     - Standish Ventures III Limited Partnership
     - TB III Limited Partnership, which may distribute its shares to the following individuals and entities:
          -- Julia L. Thorne Trust under agreement dated 9/29/65
          -- Edwin Thorne Sole Trustee
          -- Wink Thorne
          -- Edwin Thorne
          -- Benjamin Thorne
          -- Snowball Trust
          -- Jennifer Hislop
          -- Brinkley S. Thorne
          -- Gordon G. Thorne
     - Walker Investors, which may distribute its shares to the following individuals and entities:
          -- Brooks Walker, Jr.
          -- Brooks Walker, Jr. Trustee of M.K. Walker Trust dated 9/1/89
          -- Wellington S. Henderson, Trustee of Welling S. Henderson, Jr.
             Revocable Trust dated 3/9/93
          -- Harriett W. Henderson Trust under agreement dated 8/14/73 for the benefit of Charles C. Henderson
          -- Brooks Walker III, Trustee of Walker Trust dated 12/24/74 for the benefit of Kirby Walker
          -- Brooks Walker III, Trustee of Walker Trust dated 12/24/74 for the benefit of Leslie Walker
          -- Brooks Walker III, Trustee of Walker Trust dated 12/24/74 for the benefit of Brooks Walker III
          -- Harriett W. Henderson Trust under agreement dated 8/14/73 for the benefit of James A. Henderson
          -- Harriett W. Henderson Trust under agreement dated 8/14/73 for the benefit of Joan H. Henderson

          -- Harriett W. Henderson Trust under agreement dated 8/14/73 for the benefit of Elena D. Henderson
          -- Harriett W. Henderson Trust under agreement dated 8/14/73 for the benefit of Mark W. Henderson
          -- Ann M. Hatch Revocable Trust No. 2
          -- Richard Greene Trust for the benefit of Francis Timothy Hatch
     - Winthrop Ventures & Co., which may distribute its shares to the following individuals and entities:
          -- Susanna B. Place, Trustee SMBP Trust under agreement dated 2/28/85 -- David Ayer
          -- William Elfers
          -- Essex Equity Limited Partnership V
          -- Frederick H. Bruenner
          -- David E. Place
          -- Richard M. Place, Daniel S. Gregory and Richard N. Hoehn, Trustees,
             under instrument Place/Greylock Trust dated 12/27/78
          -- Roger L. Evans
          -- Stephen Bochner, Trustee Evans Children's Trust under agreement dated 12/20/93
          -- Arthur Hughes, Trustee under instrument dated 2/2/94 Helman
             Children's Trust for the benefit of Beatrice Page Helman
          -- Arthur Hughes, Trustee under instrument dated 2/2/94 Helman
             Children's Trust for the benefit of William Wilson Helman V
          -- Robert N. Shapiro, Trustee of Robert P. Henderson 1994 Irrevocable
             Trust dated 1/19/94
          -- Elizabeth McCance
          -- Thomas McCance, Jr. and Keith Jennings, Trustees under agreement dated 11/26/76 for the benefit of Ellen L. McCance
          -- Henry F. McCance, Allison J. McCance and Keith S. Jennings under instrument dated 12/22/93 Trustees of McCance Family Trust for the benefit of Ellen Lee McCance
          -- Henry F. McCance, Allison J. McCance and Keith S. Jennings under instrument dated 12/22/93 Trustees of McCance Family Trust for the benefit of Elizabeth Ferguson McCance
          -- Daniel Moseley, Trustee under agreement with Blodgett 1989 Family
             Trust
          -- John B. Jessup, Trustee of Julia Thorne Trust dated 9/29/65
          --  William S. Kaiser
          -- Charles and Angela Waite
          -- Thomas J. Watson, III
          -- Miriam A. Gilpatric
     - Yale University

 (2) The selling stockholder is an employee of At Home, with address at: care of At Home Corporation, 425 Broadway Street, Redwood City, California 94063.

 (3) The selling stockholder is a limited partnership affiliated with Accel Partners, with address at: care of Accel Partners, attn: Carter Sednaoui, One Palmer Square, Princeton, New Jersey 08542.

 (4) The selling stockholder is a limited partnership affiliated with The Carlyle Group, with address at: care of The Carlyle Group, attn: Brian Hayhurst, 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004-2505.

 (5) After the date of this prospectus, Accel V L.P. may distribute its share of our Series A common stock to:
    - Delaware Public Employees Retirement System
     - Leeway & Co.
     - State of Michigan
     - Horsley-Bridge Fund IV, L.P.
     - First Plaza Group Trust
     - Southern California Edison Retirement Plan
     - Los Angeles County Employees Retirement Association
     - Nassau Capital Funds L.P.
     - St. Paul Fire & Marine Insurance Company
     - The Church Pension Fund
     - Hancock Venture Partners IV-Partnership Fund L.P.
     - Hewlett-Packard Deferred Profit Sharing & Retirement Plan
     - Rocky Mountain Associates S.A.
     - Fortenal Corporation
     - Trustees of Amherst College
     - Williams College
     - U.S. West Pension Trust
     - Trustees of Dartmouth College
     - Nortrust Trustees Limited
     - American Bible Society
     - U.S. West Occupational Welfare Benefit Trust
     - Accel V Holdings Limited
     - Kubera L.L.C.
     - Ellen M. Poss
     - Accel V Associates L.L.C., which may distribute its shares to the following individuals and entitites:
          -- ACP Family Partnership, L.P.
          -- Arthur C. Patterson
          -- James R. Swartz
          -- Swarz Family Partnership L.P.
          -- James W. Breyer
          -- The Breyer 1995 Trust Dated 10/4/95
          -- Luke B. Evnin
          -- Eugene D. Hill, III
          -- G. Carter Sednaoui
          -- Joseph P. Schoendorf
          -- James R. Flach
          -- J. Peter Wagner

 (6) Mr. Landry is the former Chairman of Narrative.

 (7) Ms. Parker is a former employee and co-founder of Narrative.

 (8) After the date of this prospectus, Accel Internet/Strategic Technology Fund L.P. may distribute its shares of our Series A common stock to:
    - O.S. Capital USA, Inc.
     - Telecom Italia
     - Quark, Inc.

    - CSK Corporation
    - NEC USA, Inc.
     - Technology Venture Associates, IV
     - CSK Venture Capital Co., Ltd.
     - Misys Holdings Ltd.
     - Arthur Marks & Nancy Casey
     - Esther & Heinrich Baumann
     - Accel Internet/Strategic Technology Fund Associates L.L.C., which may distribute its shares to the following individuals and entities:
          -- ACP Family Partnership, L.P.
          -- Arthur C. Patterson
          -- James W. Breyer
          -- James R. Swartz
          -- Swarz Family Partnership L.P.
          -- Luke B. Evnin
          -- Eugene D. Hill, III
          -- G. Carter Sednaoui
          -- Joseph P. Schoendorf
          -- James R. Flach
          -- J. Peter Wagner

 (9) After the date of this prospectus, Carlyle Venture Coinvestment L.L.C. may distribute its shares of our Series A common stock to:
    - Allan M. Holt
     - Brian Bailey
     - Brian Hayhurst
     - Brooke Coburn
     - Cammack Holdings Corporation
     - David Henderson
     - David W. Dupree
     - Edward J. Mathias
     - Frank C. Carlucci
     - Frontier Ventures Corporation
     - Harry L. Alverson
     - James A. Baker, III
     - Jerome H. Powell
     - J. Mitchell Reese
     - Orange Crimson Holdings Corporation
     - Ryan Schwarz
     - Stupar Holdings Corporation
     - Sulaiman S. Mamdani

(10) After the date of this prospectus, Accel Investors '96 L.P. may distribute its shares of our Series A common stock to:
    - John W. Partridge
     - J. Peter Wagner
     - Paul H. Klingenstein
     - Donald A. Gooding
     - James W. Breyer
     - Breyer 1995 Trust
     - Luke B. Evnin

    - Charlie Bass
    - G. Carer Sednaoui
     - Joseph P. Schoendorg
     - James R. Flach
     - Eugene D. Hill, III
     - Arthur C. Patterson
     - James R. Swartz
     - Swartz Foundation Trust
     - Swartz Family Partnership

(11) After the date of this prospectus, Accel Keiretsu V L.P. may distribute its shares of our Series A common stock to:
    - Eliot Wadsworth, II
     - Frederick C. Hamilton
     - Ugo A. Assi
     - Denis A. Bovin
     - Robert D. Brannon
     - Daniel H. Case, III
     - John C. Colligan
     - Lawrence L. Garlick
     - Norman E. Gaut
     - Robert V. Gunderson, Jr.
     - Robert C. Hawk
     - Reese M. Jones
     - John T. Kernan
     - Alan B. Lefkof & Ann Gordon Lefkof as trustees of Lefkof Family Trust of 1992, as amended 2/14/95
     - Edward M. Leonard
     - Leslie Family Trust U/A 2/7/96
     - Gilman G. Louie
     - Roger McNamee
     - Matthew D. Miller
     - Joseph M. Schell
     - David J. Schwartz
     - John Sculley
     - Les B. Strauss
     - R.H. Williams
     - Zeiger Family Trust dated 8/20/96
     - Richard L. Adams, Jr.
     - John D. & Anne T. Beletic
     - Berkman Associates, L.P.
     - Bertelsen Family Trust Dated 12/2/88
     - Urs Bieri
     - George Borkow
     - Thomas H. Byers
     - Michael Caglarcan
     - David J. Cardinal
     - James A. Dorrian
     - Lawrence N. Gelb
     - Miles E. & Jamie E. Gilman

     - Robert Glaser
     - Bruce Golden
     - Joshua L. Green
     - Martin P. Haeberli
     - Eric Hahn
     - Peter Hirschberg
     - Livingston Johnson
     - Bradford C. Koenig
     - Mel S. Lavitt
     - Jonathan D. Lazarus
     - Carl Ledbetter
     - Daniel C. Lynch
     - Harvey C. Jones
     - Paul Matteucci
     - Michael G. McCaffery
     - Patrick J. McGovern
     - John E. McNulty
     - Stanley J. Meresman
     - Nobuo Mii
     - The Avram Miller Trust
     - Arnold Milstein, M.D.
     - Paula A. Morgan
     - Peter & Sheryl Neupert
     - Nicolas Nierenberg
     - Michael D. O'Dell
     - ONABRU Ltd.
     - Francois-Michel Ormond
     - Jeffrey S. Osborn
     - Daniel Rosen & Claudia J. Niles
     - Jeffrey J. Rothschild
     - Eric Schmidt
     - Richard A. Shaffer
     - John Sidgmore
     - Michael Skok
     - Joseph Squarzini, Jr.
     - Alan Taffel
     - Tepper Family Trust dated 12/6/96
     - Leslie L. & Judy K. Vadasz Trust dated 8/30/73
     - Gary S. Velasquez
     - Peter N. Vicars
     - Steven D. Whiteman
     - Michael A. Wolf
     - Robert D. Ziff
     - Mauna Lani Partners
     - Richard C. Spalding
     - James R. Gagnard
     - VLG Investments 1996
     - Dave A. Mahler, AKA David A. Mahler, and Alette J. Mahler Trustees, or successor(s) under the Mahler 1995 Rev. Trust Agmt. Dtd. 11/17/95
     - Accel Keiretsu V Associates L.L.C.

(12) Silicon Valley Bank is currently a lender to At Home. Its address is care of Silicon Valley Bancshares, attn: David Jaques, 3003 Tasman Drive (HG100), Santa Clara, California 95054.

(13) The selling stockholder formerly had an employment relationship with Narrative.

(14) The selling stockholder's beneficial ownership includes shares subject to options that were exercisable as of April 14, 1999.

(15) Up to 124 of the shares of our Series A common stock listed as beneficially owned by Ms. Fielding may instead by sold by James Fielding.

                              PLAN OF DISTRIBUTION

     The selling stockholders will be offering and selling all shares offered and sold under this prospectus. We will not receive any of the proceeds of the sales of these shares. In connection with our acquisition of Narrative, we entered into a rights agreement dated December 30, 1998 with all of the selling stockholders. Shares may only be offered or sold under this prospectus under the terms of the rights agreement. However, selling stockholders may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of this rule. Shares may only be offered or sold under this prospectus during the normal quarterly trading windows specified by our insider trading policy. Each trading window typically begins on the third trading day after we publicly report our operating results for the previous calendar quarter and ends on the last day of the second month of each respective calendar quarter (February, May, August and November).

     Who may sell and applicable restrictions. The shares may be sold directly by the selling stockholders from time to time. The selling stockholders may decide not to sell any of the shares offered under this prospectus, and selling stockholders could transfer, devise or gift these shares by other means.

     Alternatively, the selling stockholders may from time to time offer the shares through brokers, dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters. Any profit on the sale of the shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Shares that may not be sold under this prospectus. Under an escrow agreement dated December 30, 1998, we will hold in escrow a total of approximately 134,647 shares that are beneficially owned by the selling stockholders until no later than March 31, 2000. Subject to limited exceptions, these shares may not be sold or transferred without our consent.

     Selling stockholders who are designated as key employees in the rights agreement are restricted from disposing of their shares until December 30, 2001, except that:

     - each key employee may currently dispose of up to 25% of his restricted shares

     - each key employee may dispose of up to another 25% of his restricted shares on and after December 30, 1999 if he is still employed by us on that date and

     - each key employee may dispose of his remaining restricted shares on and after December 30, 2000 if he is still employed by us on that date.

Each key employee may only offer or sell 25% of his restricted shares under this prospectus.

     Prospectus delivery. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the shares is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:

     - the name of the selling stockholder and of any participating underwriters, broker-dealers or agents

     - the aggregate amount and type of shares being offered

     - the price at which the shares were sold and other material terms of the offering

     - any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or paid to dealers and

     - that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated by reference in this prospectus.

The prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     Manner of sales. The selling stockholders will act independently from us in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or the over-the-counter market. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold according to one or more of the following methods:

     - a block trade in which the involved broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction

     - purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers

     - an exchange distribution under the rules of the exchange

     - face-to-face transactions between sellers and purchasers without a broker-dealer and

     - by writing options.

     SOME PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF OUR SERIES A COMMON STOCK, INCLUDING THE ENTRY OF STABILIZING BIDS OR SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. The selling stockholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and its rules and regulations, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

     Hedging and other transactions with broker-dealers. In connection with distributions of the shares, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out their short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered shares. The broker-dealer may then resell or transfer these shares under this prospectus. A selling stockholder may also loan or pledge the registered shares to a broker-dealer and the broker-dealer may sell the shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares under this prospectus.

     Expenses associated with registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and legal and accounting fees. Each of the selling stockholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling stockholder.

     Indemnification. In the rights agreement, we and the selling stockholders have agreed to indemnify each other and other specified persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. In addition, Carlyle Venture Coinvestment LLC and Greylock Equity Limited Partnership have each agreed to indemnify us against some liabilities, including liabilities arising under the Securities Act, related to information about selling stockholders that was provided by each of these two parties.

     Suspension of this offering. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or omits to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder. Each selling stockholder has agreed not to trade shares from the time the selling stockholder receives notice from us of this type of event until the selling stockholder receives a prospectus supplement or amendment. This time period will not exceed five trading days in any one instance.

     Termination of this offering. The rights agreement requires that we use commercially reasonable efforts to keep the registration statement effective until December 30, 1999, or later in limited circumstances. Therefore, this offering will terminate on the earlier of: (1) the expiration of this period, or
(2) the date on which all shares offered under this prospectus have been sold by the selling stockholders.

                                 LEGAL MATTERS

     Fenwick & West LLP, Palo Alto, California provided us with an opinion as to the legality of the shares of Series A common stock being offered and sold under this prospectus.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as amended, as presented in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of Ernst & Young LLP given on their authority as experts in accounting and auditing.

     The financial statements of Narrative incorporated in this prospectus by reference to the audited historical financial statements included as Exhibit
99.01 of our Form 8-K/A filed on February 18, 1999 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act relating to future events or financial results. These statements include statements indicating that we believe, we expect or we anticipate that events may occur or trends may continue, and similar statements relating to future events or financial results. These forward-looking statements are subject to material risks and uncertainties as indicated under the caption "Risk Factors." Actual results could vary materially as a result of a number of factors including those disclosed in "Risk Factors" and elsewhere in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     The following documents that we have filed with the Securities and Exchange Commission are incorporated into this prospectus by reference:

     - the registration statement on Form S-3 of which this prospectus is a part, and the exhibits and schedules filed with the registration statement and incorporated into the registration statement by reference

     - our annual report on Form 10-K for the year ended December 31, 1998, as amended on March 31, 1999 and on April 27, 1999

     - the registration of our Series A common stock on Form 8-A filed on June 13, 1997

     - all other reports filed under Section 13(a) or 15(d) of the Exchange Act since December 31, 1998, including: (1) our quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1998, each as amended on February 8, 1999; (2) our quarterly report on Form 10-Q for quarter ended March 31, 1999; (3) our current report on Form 8-K filed on January 14, 1999, as amended on February 19, 1999; (4) our two current reports on Form 8-K filed on January 21, 1999; (5) our current report on Form 8-K filed on February 19, 1999; (6) our current report on Form 8-K filed on April 8, 1999; and (7) our current report on Form 8-K filed on June 14, 1999 and

     - all other information that we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement.

     Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the Series A common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. For further information with respect to us and our Series A common stock, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to At Home Corporation, 425 Broadway Street, Redwood City, California 94063, Attention: David G. Pine, Vice President and General Counsel, telephone: (650) 569-5000.

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                                      LOGO

                              1,838,000 Shares of
                             Series A Common Stock

                 ---------------------------------------------
                                   PROSPECTUS
                 ---------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

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